UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

August 22, 2007

Item 3.	News Release

The News Release dated August 22, 2007 was disseminated via Marketwire Canadian and US Timely Disclosure.

Item 4.	Summary of Material Change

The Company provided an overview of corporate activities.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Company commented briefly on the negotiations regarding the draft Investment Agreement with Ivanhoe and provided an update on exploration activities. 4,760 m of drilling have been done on Lookout Hill and 5,900 line kilometers of airborne magnetic surveying have been completed. The agreement with Empirical Discover LLC was approved on August 17, 2007 and ground geophysical surveys are expected to commence in September 2007 on selected high priority targets. Entrée also disclosed that 13% of its cash holdings were invested in ABCP through Nereus Financial Inc. These notes mature in September 2007 and until the maturity date, the Company cannot assess the likelihood of any difficulty in repayment.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Lindsay Bottomer, Vice-President, Corporate Development

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 23rd day of August, 2007.

SCHEDULE “A”

ENTRÉE GOLD CORPORATE UPDATE

Vancouver, B.C., August 22, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) provides an update on corporate activities.

Mongolian Government Initiatives

The Mongolian parliament has taken a short recess and is expected to reconvene in early September. In a statement released on Monday, August 20, 2007, the Mongolian government reaffirmed the importance to it of the draft Investment Agreement with Ivanhoe Mines Ltd. (TSX:IVN; NYSE:IVN; NASDAQ:IVN – “Ivanhoe”). The Company continues to monitor the situation and remains encouraged with its understanding of it.

Lookout Hill

Entrée commenced the 2007 exploration season at its Lookout Hill Project area in May. To date, eight holes totalling 4,760 metres have tested six geophysical targets hosted in interpreted Oyu Tolgoi equivalent stratigraphy, as well as a molybdenum-rich target zone. A ninth hole is in progress. Drilling has successfully encountered Devonian age rocks, known to host copper-gold mineralization at Oyu Tolgoi. Efforts to date have been focused on rocks of similar age and results will be used to assist in defining future drill targets. The Company has also completed 5,900 line-kilometres of airborne magnetic surveying over its Togoot licence, to assist in identifying additional areas of permissive Devonian age rocks.

Entrée - Ivanhoe Agreement Area

Ivanhoe continues its exploration of the joint Entrée-Ivanhoe agreement area both to the north and south of its Oyu Tolgoi mining licence. Three drills are currently testing the Sparrow South induced polarization anomaly on the Devonian-aged Oyu Tolgoi stratigraphy (or mineralized trend), located from the Entrée-Ivanhoe boundary and up to 3 kilometres south. A fourth drill has been added to test a parallel induced polarization trend, the Castle Rock anomaly. Drilling to date has encountered widespread but variable low-moderate grade copper +/- molybdenum and gold mineralization in a setting similar to that of Oyu Tolgoi.

The drilling is widely spaced and numerous faults occur within the host sequence, hence geological correlations between holes and section lines are uncertain. Full results will be reported when complete assay information and geological interpretation has been received from Ivanhoe, the project operator.

Arizona

The agreement with Empirical Discovery LLC announced on July 18, 2007 was accepted by the Toronto Stock Exchange on August 17, 2007. Ground checking of a number of targets defined from evaluation of airborne geophysical data in southeastern Arizona and adjoining southwestern New Mexico has commenced. Ground geophysical surveys over selected high priority targets are expected to commence in September 2007.

Corporate Investments

Entrée currently holds C$30 million in a variety of investment vehicles. Over 87% (C$26 million) is held in GICs with approximately 13% (C$4 million) in Canadian asset backed commercial paper, the agent for which is Nereus Financial Inc., an indirect wholly-owned subsidiary of Coventree Inc. The latter notes do not mature until September 13, 2007. Until the maturity of these notes, Entree cannot assess the likelihood of any difficulty in repayment.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the exploration and development of gold and copper prospects, worldwide.

Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”), and hosts the Hugo North Extension of the Hugo Dummett Deposit.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date August 24, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary